UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9/A
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 8)
TDC A/S
(Name of Subject Company)
TDC A/S
(Names of Persons Filing Statement)
Ordinary Shares, DKK 5 par value per share
American Depositary Shares (as evidenced by American Depositary Receipts), each representing one-half of one ordinary share, DKK 5 par value per share
(Title of Class of Securities)
87236N102 (American Depositary Shares)
(CUSIP Number of Class of Securities)
Gitte Forsberg
Nørregade 21
DK-0900 Copenhagen C
Denmark
+45-33-43-7777
With a copy to:
John A. Healy
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019
(212) 878-8000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 8. Additional Information.
Item 9. Exhibits.
SIGNATURE
EX-99.A.19: PRESS RELEASE

Item 8. Additional Information.
     TDC A/S’s Schedule 14D-9 is hereby amended and supplemented to include the information attached hereto as Exhibit (a)(19).
Item 9. Exhibits.

(a)(19)	Press release.

SIGNATURE
     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

TDC A/S
By:	/s/ Henning Dyremose
	Name:	Henning Dyremose
	Title:	President and CEO

By:	/s/ Hans Munk Nielsen
	Name:	Hans Munk Nielsen
	Title:	Senior Executive Vice President and CFO

Date:   January 23, 2006